

Mail Stop 4561

October 13, 2015

Michael Onghai
Chief Executive Officer
LookSmart Group, Inc.
555 California Street, #324
San Francisco, CA 94105

> **Re: LookSmart Group, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed September 29, 2015**
> **File No. 000-55440**

Dear Mr. Onghai:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 21, 2015 letter.

Item 15. Financial Statements and Exhibits

1.   We note your response to prior comment 1 that the material agreements identified in LookSmart, Ltd.'s Form 10-K for the fiscal year ended December 31, 2014 have neither been assigned to you nor are material to you. Please advise whether you have any material agreements that are required to be filed by Item 601(b)(10) of Regulation S-K, such as lease agreements, employment agreements, credit agreements or agreements with your customers or distribution partners.

Exhibit 99.1

Information Statement Cover Page, page 2

2.   We note your response to prior comment 4; however, we are unable to agree with your conclusion that you are eligible to qualify as an emerging growth company. In this regard, LookSmart, Ltd. is ineligible to qualify as an emerging growth company because its first sale of common equity securities pursuant to a Securities Act registration statement occurred before December 8, 2011 and it will be transferring all of its business, assets and liabilities to you. As a result, it appears that the LookSmart business would be obtaining the benefits of emerging growth status indirectly when it would not be entitled to do so directly. Please revise. For guidance, consider Question 53 of our JOBS Act FAQs, available at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Risk Factors

Risks Related to the Separation and the Distribution

Transfer or assignment to us of some contracts and other assets may require…, page 13

3.   We note your response to prior comment 6 that no material contracts were assigned to the company in connection with the separation. Please clarify whether any material business arrangements with customers or partners of LookSmart, Ltd. were discontinued as a result of the separation. Additionally, your response states that the transfer of the assigned assets did not require any third party consents. Please reconcile this statement with Schedule 1.1 of your Assignment and Assumption Agreement which states that your Dell Lease Contract will be transferred upon the approval of assignment by Dell.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Jay Kaplowitz, Esq.
        Sichenzia Ross Friedman Ference LLP